Suite 1640
1066 West Hastings St.
Vancouver B.C.
Canada V6E 3X1

August 12, 2005

TO: All Applicable Securities Commissions and Stock Exchanges

Dear Sirs:

Re:	Fronteer Development Group Inc. (the “Company”)
Distribution of Interim Report for the quarter ended June 30, 2005

We confirm that the following material was sent by pre-paid mail on August 12, 2005, to those registered and non-registered shareholders of the Company who completed and returned a supplemental mailing list card requesting receipt of the interim financial statements:

o	Report for the quarter ended June 30, 2005, including Management’s Discussion and Analysis and Consolidated Financial Statements

Yours truly,

FRONTEER DEVELOPMENT GROUP INC.

/s/ Sean Tetzlaff

Sean Tetzlaff C.A.
CFO and Corporate Secretary